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Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-146644
February 1, 2008

        Transoma Medical, Inc. ("Transoma") has filed a registration statement on Form S-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-146644) and the other documents Transoma has filed with the SEC for more complete information about Transoma and this offering. You may get these documents and other documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, Transoma, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Piper Jaffray & Co. at (877) 371-5212 or by sending an email to prospectus@pjc.com.

        The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

        We are providing you with the following updated information in connection with our initial public offering of shares of common stock. This free writing prospectus reflects the amendments made to the "Recent Developments" section contained on page 7 of Amendment No. 5 to the Registration Statement. These amendments provide additional information regarding our estimated financial results for the three months ended December 31, 2007. The Recent Developments section, as amended, is set forth below:

Recent Developments

        Although our financial statements for the quarter ended December 31, 2007 are not yet complete, the following financial information reflects our estimate of those results, based on currently available information. We estimate that our DSI division's net sales for the three months ended December 31, 2007 were between $11.0 million and $11.5 million, compared to net sales of $10.6 million for the three months ended December 31, 2006. We estimate that our PMD division's net sales for the three months ended December 31, 2007 were between $60,000 and $100,000. We did not record any revenue from our PMD division prior to the three months ended December 31, 2007.

        We expect that our loss from operations for the three months ended December 31, 2007 will be in the range of $1.6 million to $1.9 million. Our net loss attributable to common shareholders for the three months ended December 31, 2007 is expected to be in the range of $2.6 million to $2.9 million.

        While the foregoing financial information is not a comprehensive statement of our financial results for the quarter ended December 31, 2007, it represents the most current statement of our financial condition, results of operations and material trends in such condition and results that are known to us at the time of this filing and available for investors to consider. The foregoing information has not been reviewed or audited by our independent registered public accounting firm and is subject to adjustment based upon, among other things, the finalization of our quarter-end closing and reporting processes.

        The estimates for any interim period are not necessarily indicative of our operating results for a full year or any future period. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements covering prior historical periods for which comprehensive information is available, each contained in Amendment No. 5 to the Registration Statement.

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  Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-146644 February 1, 2008